                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of October, 2003


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X  Form 40-F
                                   ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes      No X
                                  ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                  -----

Attached hereto and incorporated by reference herein are the following:

       (i) Consolidated financial statements of Tefron Ltd. for the six month period ended June 30, 2003, prepared in accordance with generally accepted accounting principles in the United States. These financial statements were attached to the quarterly report of Macpell Industries Ltd., an Israeli company which owns approximately 35% of the outstanding ordinary shares of Tefron. Macpell is required by the Israeli Securities Authority to attach to its financial statements for the period ended June 30, 2003, the financial statements of Tefron.

              These financial statements are in addition to the financial statements of Tefron Ltd. for the six-month period ended June 30, 2003, that were filed as part of Tefron's Report on Form 6-K filed with the Securities and Exchange Commission on August 14, 2003.

       (ii) (A) Notice of Annual General Meeting of Shareholders and Proxy Statement, each dated June 27, 2003, for the Annual General Meeting of Shareholders held on July 30, 2003.

              (B) Form of Proxy Card for the Annual General Meeting of Shareholders held on July 30, 2003.

                SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.

                                          (Registrant)


                                          By: /s/ Gil Rozen
                                             -----------------------------------
                                             Name: Gil Rozen
                                             Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                             -----------------------------------
                                             Name: Hanoch Zlotnik
                                             Title: Finance Manager



Date: October 22, 2003

                        TEFRON LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2003


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                                          PAGE

 REVIEW REPORT OF UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS       2

 CONSOLIDATED BALANCE SHEETS                                              3 - 4

 CONSOLIDATED STATEMENTS OF OPERATIONS                                      5

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                 6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                    7 - 8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               9 - 10





                              - - - - - - - - - - -

[LOGO] ERNST & YOUNG    [ ] KOST FORER & GABBAY         [ ] Phone: 972-3-6232525
                            3 Aminadav St.                  Fax:   972-3-5622555
                            Tel-Aviv 67067, Israel





The Board of Directors of
Tefron Ltd.
-----------



       Re: Review report of unaudited interim consolidated financial statements as of and for the six months ended June 30, 2003
            --------------------------------------------------------------------


     We have reviewed the accompanying interim consolidated balance sheet of Tefron Ltd. ("the Company") and its subsidiaries as of June 30, 2003 and the related interim consolidated statements of operations, changes in shareholders' equity and the consolidated statements of cash flows for the six months and three months ended June 30, 2003 and 2002 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the Company's management.


     A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.


     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.





                                                /s/ KOST FORER & GABBAY
                                                -----------------------
Tel-Aviv, Israel                                    KOST FORER & GABBAY
August 12, 2003                              A Member of Ernst & Young Global


                                                                                        TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                            JUNE 30
                                                                ----------------------------------     DECEMBER 31,
                                                                     2003              2002                2002
                                                                ----------------  ----------------  --------------------
                                                                            UNAUDITED
                                                                ----------------------------------
     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                      $      6,130      $      3,068      $          6,742
   Trade receivables, net                                               19,150            24,929                21,421
   Other accounts receivable and prepaid expenses                        4,864            11,821                 5,459
   Inventories                                                          26,867            24,885                26,206
                                                                ----------------  ----------------  --------------------

 TOTAL current assets                                                   57,011            64,703                59,828
                                                                ----------------  ----------------  --------------------

 SEVERANCE PAY FUND                                                        388               383                   433
                                                                ----------------  ----------------  --------------------

 PROPERTY, PLANT AND EQUIPMENT, NET                                     97,195           106,697                98,499
                                                                ----------------  ----------------  --------------------

 OTHER ASSETS:
   Goodwill                                                             30,895            30,743                30,743
   Deferred taxes                                                        3,961                 -                 3,961
   Investment in affiliated companies                                      482               468                   354
   Advance to supplier of fixed assets                                   1,442             1,297                 1,374
   Other                                                                 1,088               294                 1,219
                                                                ----------------  ----------------  --------------------

 TOTAL other assets                                                     37,868            32,802                37,651
                                                                ----------------  ----------------  --------------------

 TOTAL assets                                                     $    192,462      $    204,585      $        196,411
                                                                ================  ================  ====================



The accompanying notes are an integral part of the consolidated financial statements.


                                                                                           TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                                JUNE 30,
                                                                    ----------------------------------     DECEMBER 31,
                                                                         2003              2002                2002
                                                                    ----------------  ----------------  -------------------
                                                                                UNAUDITED
                                                                    ----------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                             $     19,226      $     18,315      $       14,767
   Current maturities of long-term debt:
     Bank                                                                   11,010            22,119              15,610
     Capital leases and other loans                                          2,192             3,672               2,135
   Trade payables                                                           23,199            24,550              24,771
   Other accounts payable and accrued expenses                               9,115             7,647               8,712
                                                                    ----------------  ----------------  -------------------

 TOTAL current liabilities                                                  64,742            76,303              65,995
                                                                    ----------------  ----------------  -------------------

 LONG-TERM LIABILITIES:
   Bank loans                                                               60,558            69,014              63,264
   Capital leases and other loans                                            2,077             5,598               3,114
   Deferred taxes                                                            8,478             8,955               8,117
   Accrued severance pay                                                     2,303             2,146               2,123
                                                                    ----------------  ----------------  -------------------

 TOTAL long-term liabilities                                                73,416            85,713              76,618
                                                                    ----------------  ----------------  -------------------

 MINORITY INTEREST                                                          14,301                 -              13,690
                                                                    ----------------  ----------------  -------------------

 SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 1 par value: Authorized:
       50,000,000 shares at June 30, 2003, 2002 and
       December 31, 2002; Issued and outstanding:
       13,409,566 shares at June 30, 2003, 2002 and
       December 31, 2002                                                     5,575             5,575               5,575
     Deferred shares of NIS 1 par value: Authorized,
       issued and outstanding: shares at June 30, 2003,
       2002 and December 31, 2002                                                1                 1                   1
   Additional paid-in capital                                               62,810            62,810              62,810
   Accumulated deficit                                                     (20,975)          (18,409)            (20,870)
                                                                    ----------------  ----------------  -------------------

                                                                            47,411            49,977              47,516
   Less - 997,400 Ordinary shares in treasury, at cost                      (7,408)           (7,408)             (7,408)
                                                                    ----------------  ----------------  -------------------

 TOTAL shareholders' equity                                                 40,003            42,569              40,108
                                                                    ----------------  ----------------  -------------------

 TOTAL liabilities and shareholders' equity                           $    192,462      $    204,585      $      196,411
                                                                    ================  ================  ===================



The accompanying notes are an integral part of the consolidated financial statements.


         August 11, 2003                           /s/ Y. Shiran                               /s/ G. Rozen
 --------------------------------    -----------------------------------------   -----------------------------------------
     Date of approval of the                         Y. Shiran                                   G. Rozen
       financial statements            Chief Executive Officer and Director               Chief Financial Officer


                                                                                             TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                SIX MONTHS ENDED                THREE MONTHS ENDED             YEAR ENDED
                                                    JUNE 30                          JUNE 30                  DECEMBER 31
                                         -------------------------------  -------------------------------
                                             2003             2002             2003            2002              2002
                                         --------------  ---------------  --------------- ---------------  ------------------
                                                                    UNAUDITED
                                         ----------------------------------------------------------------
 Sales                                     $   83,250      $    89,852      $    40,861     $    49,658      $      190,305
 Cost of sales                                 69,277           72,034           35,065          38,970             151,385
 Restructuring costs                                -                -                -               -               1,550
                                         --------------  ---------------  --------------- ---------------  ------------------

 Gross profit                                  13,973           17,818            5,796          10,688              37,370
 Selling, general and administrative
   expenses                                    10,022            9,149            5,095           4,760              18,358
 Restructuring costs                                -                -                -               -               3,793
                                         --------------  ---------------  --------------- ---------------  ------------------

 Operating income                               3,951            8,669              701           5,928              15,219
 Financing expenses, net                        2,533            2,977            1,362           1,284               5,457
 Other expenses (income), net                    (237)               5             (112)              1               2,293
                                         --------------  ---------------  --------------- ---------------  ------------------

 Income (loss) before taxes on income           1,655            5,687             (549)          4,643               7,469
 Taxes on income (Tax benefit)                    326            1,717             (153)          1,417               4,979
                                         --------------  ---------------  --------------- ---------------  ------------------

 Income (loss) after taxes on income            1,329            3,970             (396)          3,226               2,490
 Equity in earnings (losses) of
   affiliates                                     (22)            (233)              56             (95)               (392)
 Minority interest in earnings of a
   subsidiary                                   1,327                -              694               -                 822
 Preacquisition gain of subsidiary
   since March 31, 2003 (Note 3)                  (85)               -              (85)              -                   -
                                         --------------  ---------------  --------------- ---------------  ------------------

 Net income (loss) from ordinary
   activities                                    (105)           3,737           (1,119)          3,131               1,276
 Cumulative effect of change in
   accounting principle                             -           18,774                -               -              18,774
                                         --------------  ---------------  --------------- ---------------  ------------------

 Net income (loss)                         $     (105)     $   (15,037)     $    (1,119)    $     3,131      $      (17,498)
                                         ==============  ===============  =============== ===============  ==================

 Earnings (loss) per share from
   ordinary activities                     $    (0.01)     $      0.30      $     (0.09)    $      0.25      $         0.10
                                         ==============  ===============  =============== ===============  ==================

 Loss per share from cumulative effect
   of change in accounting principle       $        -      $     (1.51)     $         -     $         -      $        (1.51)
                                         ==============  ===============  =============== ===============  ==================

 Basic and diluted net earnings (loss)
   per share                               $    (0.01)     $     (1.21)     $     (0.09)    $      0.25      $        (1.41)
                                         ==============  ===============  =============== ===============  ==================



The accompanying notes form an integral part of the consolidated financial statements.


                                                                                                    TEFRON LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                                  ACCUMULATED
                                ORDINARY SHARES        ADDITIONAL                   OTHER
                          --------------------------    PAID-IN      DEFERRED    COMPREHENSIVE  ACCUMULATED   TREASURY
                            NUMBER*)       AMOUNT       CAPITAL    COMPENSATION     INCOME        DEFICIT      SHARES       TOTAL
                          ------------  ------------  -----------  ------------  -------------  -----------  -----------  ----------

 Balance as of
  January 1, 2002          12,412,166   $     5,576   $   62,810   $       (68)  $         50   $   (3,372)  $   (7,408)  $  57,588

 Foreign currency
  translation adjustments           -             -            -             -            (50)           -            -         (50)
 Amortization of deferred
   stock compensation               -             -            -            68              -            -            -          68
 Net loss                           -             -            -             -              -      (17,498)           -     (17,498)
                          ------------  ------------  -----------  ------------  -------------  -----------  -----------  ----------

 Balance as of
  December 31, 2002        12,412,166         5,576       62,810             -              -      (20,870)      (7,408)     40,108

 Net loss                           -             -            -             -              -         (105)           -        (105)
                          ------------  ------------  -----------  ------------  -------------  -----------  -----------  ----------

 Balance as of
  June 30, 2003
   (unaudited)             12,412,166   $     5,576   $   62,810   $         -   $          -   $  (20,975)  $   (7,408)  $  40,003
                          ============  ============  ===========  ============  =============  ===========  ===========  ==========


 Balance as of
  April 1, 2003
   (unaudited)             12,412,166   $     5,576   $   62,810   $         -   $          -   $  (19,856)  $   (7,408)  $  41,122

 Net loss                           -             -            -             -              -       (1,119)           -      (1,119)
                          ------------  ------------  -----------  ------------  -------------  -----------  -----------  ----------

 Balance as of
  June 30, 2003
   (unaudited)             12,412,166   $     5,576   $   62,810   $         -   $          -   $  (20,975)  $   (7,408)  $  40,003
                          ============  ============  ===========  ============  =============  ===========  ===========  ==========



*)   Net of 997,400 Ordinary shares in treasury.

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                           TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                      SIX MONTHS ENDED            THREE MONTHS ENDED
                                                          JUNE 30,                     JUNE 30,               YEAR ENDED
                                                ----------------------------------------------------------   DECEMBER 31,
                                                     2003           2002           2003           2002           2002
                                                -------------- -------------- -------------- -------------- --------------
                                                                         UNAUDITED
                                                ----------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                             $       (105)  $    (15,037)  $     (1,119)  $      3,131   $    (17,498)
   Adjustments to reconcile net income (loss)
     to net cash provided by operating
     activities:
     Goodwill write-off                                     -         18,774              -              -         18,774
     Restructuring cost:                                    -                             -              -
       Write down of long-lived assets                      -              -              -              -          2,622
       Inventory mark down                                  -              -              -              -          1,550
     Depreciation and amortization                      3,397          4,817          1,413          2,239          9,722
     Accrued severance pay, net                          (356)           186           (321)            89          1,285
     Deferred income taxes                                272          1,717           (207)         1,417          4,571
     Equity in losses (earnings) of affiliates             22            233            (56)            95            392
     Preacquisition losses of a subsidiary                 85              -             85              -              -
     Loss (gain) on sale of property and
       equipment                                         (235)           (16)          (110)           (16)             8
     Minority interest in earnings of a
       subsidiary                                       1,327              -            694              -            822
     Loss from issuance of shares to third
       party                                                -              -              -              -          2,082
     Decrease (increase) in trade receivables           2,799         (1,489)           258         (7,394)         2,019
     Decrease (increase) in other accounts
       receivable and prepaid expenses                   (292)        (1,154)           192            179           (343)
     Decrease (increase) in inventories                   (23)           237            239            (43)        (2,634)
     Increase (decrease) in trade payables             (2,588)         3,712          1,592          4,882          4,227
     Increase (decrease) in other accounts
       payable and accrued expenses                       564         (1,209)           970          1,583         (1,753)
                                                -------------- -------------- -------------- -------------- --------------

 Net cash provided by operating activities              4,867         10,771          3,630          6,162         25,846
                                                -------------- -------------- -------------- -------------- --------------

 CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in property, plant and equipment         (1,858)        (1,355)          (631)          (587)        (2,977)
   Investment grants received                           1,868          1,627              7            522          1,659
   Investment in affiliates                              (166)          (234)           (61)          (234)          (279)
   Proceeds from sale of property, plant and
     equipment                                            319             72            194             72            218
   Payment for acquisition of subsidiary (a)              300              -            300              -              -
                                                -------------- -------------- -------------- -------------- --------------

 Net cash provided by (used in) investing
   activities                                             463            110           (191)          (227)        (1,379)
                                                -------------- -------------- -------------- -------------- --------------



The accompanying notes are an integral part of the consolidated financial statements.


                                                                                            TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                        SIX MONTHS ENDED            THREE MONTHS ENDED
                                                            JUNE 30,                      JUNE 30,              YEAR ENDED
                                                  ----------------------------- -----------------------------  DECEMBER 31,
                                                       2003           2002           2003           2002           2002
                                                  -------------- -------------- -------------- -------------- --------------
                                                                        UNAUDITED
                                                  -----------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
   Receipt of long-term bank loans                        8,500              -          8,500              -         25,772
   Repayment of long-term bank loans                    (15,806)       (11,060)       (11,352)        (3,002)       (50,320)
   Payment under capital lease and other loans           (1,140)        (1,800)          (632)          (977)        (5,821)
   Receipt under capital lease                                -            330              -              -            330
   Increase (decrease) short-term bank credit,
     net                                                  3,101           (361)           570         (2,405)        (3,908)
   Dividend paid to minority interest in
     subsidiary                                            (597)             -           (249)             -              -
   Payment under issuance of shares to minority
     shareholders                                             -              -              -              -         (1,214)
   Proceeds from issuance of shares to minority
     shareholders                                             -              -              -              -      *) 12,358
                                                  -------------- -------------- -------------- -------------- --------------

 Net cash used in financing activities                   (5,942)       (12,891)        (3,163)        (6,384)       (22,803)
                                                  -------------- -------------- -------------- -------------- --------------

 Increase (decrease) in cash and cash equivalents          (612)        (2,010)           276           (449)         1,664
 Cash and cash equivalents at beginning of period         6,742          5,078          5,854          3,517          5,078
                                                  -------------- -------------- -------------- -------------- --------------

 Cash and cash equivalents at end of period         $     6,130    $     3,068    $     6,130    $     3,068    $     6,742
                                                  ============== ============== ============== ============== ==============

 (a) PAYMENT FOR ACQUISITION OF SUBSIDIARY:

      Working capital, net                          $      (721)   $         -    $      (721)   $         -    $         -
      Property and equipment, net                           368              -            368              -              -
      Goodwill                                              152              -            152              -              -
      Accrued severance pay, net                            (99)             -            (99)             -              -
                                                  -------------- -------------- -------------- -------------- --------------

                                                    $      (300)   $         -    $      (300)   $         -    $         -
                                                  ============== ============== ============== ============== ==============

 SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
   INFORMATION:

   Cash paid (received) during the period for:

     Interest                                       $     2,050    $     3,304    $       754    $       560    $     5,962
                                                  ============== ============== ============== ============== ==============

     Income taxes, net of refunds                   $        56    $        32    $        51    $        32    $       (37)
                                                  ============== ============== ============== ============== ==============



*)   Net of issuance expenses in the amount of $ 642 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1:-      SIGNIFICANT ACCOUNTING POLICIES

              The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2002, are applied consistently in these financial statements.

NOTE 2:-      UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

              The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

NOTE 3:-      PURCHASE OF MACRO CLOTHING LTD.

              On March 26, 2003, The Company entered into a share purchase agreement, which was approved on April 24, 2003 by Macpell Industries Ltd. ("Macpell"), and by Mr. Ron Grundland, pursuant to which the Company agreed to acquire 100% of the outstanding Ordinary Shares of Macro Clothing Ltd., ("Macro") upon the satisfaction of certain conditions, in consideration of the assumption by Tefron of certain guarantees granted by the sellers in favor of Macro in the aggregate amount of approximately $ 530,000, subject to adjustments. Pursuant to the terms of the agreement, Macpell agreed to pay the Company the amount of $ 317,000 to assume Macpell's guarantees to the bank. In addition, Macpell agreed to assign to the Company its rights to a loan granted to Macro in the amount of approximately $ 522,000. The closing day of the agreement was May 5, 2003. Macro manufactures, markets and sells swimsuits and beachwear.

              The operating results of Macro were consolidated for convenience reasons effective April 1, 2003. The operating results for the period prior to the acquisition (from April 1, 2003 through May 5, 2003) in the amount of $ 85 thousand, were deducted in the statements of operations.


                                                                              TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------------------------------------


NOTE 4:-      SEGMENT REPORTING

                                                            SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)
                                                     ------------  ------------  -------------  --------------
                                                      CUT & SEW                     HEALTH
                                                       - ISRAEL       HI-TEX      CARE U.S.A.    CONSOLIDATED
                                                     ------------  ------------  -------------  --------------
               Sales to unaffiliated customers       $    28,296   $    35,332   $     19,622   $      83,250
                                                     ============  ============  =============  ==============

               Operating income (loss)               $       907   $      (272)  $      3,316   $       3,951
                                                     ============  ============  =============  ==============


                                                           THREE MONTHS ENDED JUNE 30, 2003 (UNAUDITED)
                                                     ------------  ------------  -------------  --------------
                                                      CUT & SEW                     HEALTH
                                                       - ISRAEL       HI-TEX      CARE U.S.A.    CONSOLIDATED
                                                     ------------  ------------  -------------  --------------

               Sales to unaffiliated customers       $    14,508   $    16,704   $      9,649   $      40,861
                                                     ============  ============  =============  ==============

               Operating income (loss)               $       161   $    (1,205)  $      1,745   $         701
                                                     ============  ============  =============  ==============


                                                                    YEAR ENDED DECEMBER 31, 2002
                                                      --------------------------------------------------------
                                                       CUT & SEW -                  HEALTH
                                                        ISRAEL        HI-TEX      CARE U.S.A.    CONSOLIDATED
                                                      -----------  ------------  -------------  --------------

               Sales to unaffiliated                 $    66,199   $    86,524   $     37,582   $     190,305
                                                     ============  ============  =============  ==============

               Operating income (loss)               $    10,611   $    (2,760)  $      7,368   $      15,219
                                                     ============  ============  =============  ==============



                                          - - - - - - - - - - - - - -